Davidson & Shear, LLC
A Professional Limited Liability Company

Roger V Davidson
Ronald H Shear

4450 Arapahoe Ave, Suite 100
Boulder, CO 80303
Phone: 303-415-2511
Fax: 303-415-2500
www.DandSlegal.com

March 6, 2008
James B... Wiegand
President, Rosewind Corporation
16200 WC are 18 be
Loveland CO 80537

Re: NASD compliance

Dear Mr. Wiegand,

You have asked me to review the Finra letter dated February 13, 2008 addressed to Westminster Securities Corp. specifically with respect to item 2 regarding Rosewind's status as a shell corporation. I have reviewed Rule 12 b-2 end SBC released No. 33 -- 8587 as part of my review. The purpose of my review was to assist you in your decision on how to respond to the Finra letter.

Rule 12 b-2 contains the definition of a" shall" company which refers to the term "nominal" assets but that term is not defined. Release No. 33 -- 8587 issued by the SEC specifically states that the term nominal was not defined intentionally to defeat the ability of issuer's to structure transactions around the definition of a "shell" company. Because there is no definition of "nominal" the term is open to interpretation and Finra's interpretation is that you are a "shell". Therefore, it is my opinion that, notwithstanding the fact that Rosewind uses all of its assets including fixed assets and cash in accordance with the business plan as described in Rosewind's SB-2 registration statement filed with the Securities and Exchange Commission, and the fact that Rosewind is clearly not a blank check company nor, historically, would it be viewed as a shell corporation, I believe you have little choice but to comply with the Finra item No. 2 if you are to obtain a trading symbol. Having said this, had you consulted me regarding the filing of your 10-QSB, I likely would have advised you not to check the shell company box and therefore I suggest to you that you seek comfort from Finra that they plan on issuing the trading symbol if you comply with their item No. 2 as set forth in their letter dated February 13, 2008.

If I can be of further assistance please do not hesitate to contact me.

Very sincerely,

Roger V Davidson, Esq.